Jardines

MANDARIN ORIENTAL INTERNATIONAL LIMITED
Securities and Exchange Commission File No.82-2955

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

26th February 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Mandarin Oriental International Limited

We enclose for your information copies of the following documents issued today in respect of the above Company:-

1. 2001 Preliminary Announcement of Results; and
2. Preliminary Financial Statements for the year ended 31st December 2001.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

encl.

F:\WIN\PR-Announcement\PRelease\2002-final.doc\7

Mandarin Oriental International Limited
Jardine House, 33-35 Reid Street
Hamilton HM EX, Bermuda

MANDARIN ORIENTAL
THE HOTEL GROUP

To: Business Editor

26th February 2002
For immediate release

The following announcement was today issued to the London Stock Exchange.

MANDARIN ORIENTAL INTERNATIONAL LIMITED
2001 PRELIMINARY ANNOUNCEMENT OF RESULTS

- Second half results depressed by downturn in air travel
- Full year contribution from the Rafael group and the London hotel
- Washington hotel project announced
- New York and Tokyo developments proceeding

"2002 will be another challenging year with little to suggest a sustained turnaround in corporate or leisure travel in the near future. Nevertheless the initiatives being pursued vigorously at all levels should assist the Group to manage effectively through the downturn. Looking further ahead, our long-term strategy of developing one of the world's leading luxury hotel brands remains on track."

Simon Keswick, *Chairman*

"The Group's award-winning hotels and strong brand place us in an excellent position to benefit from a global recovery when it occurs."

Edouard Ettedgui, *Chief Executive Officer*
26th February 2002

Results

Prepared in accordance with IAS as modified by revaluation of leasehold properties*	Year ended 31st December **2001** **US$m**	2000 US$m	Change %
Combined total revenue of hotels under management	**527.9**	472.8	+12
Profit before interest and tax	**40.7**	53.2	–23
Profit after tax and minority interests	**4.3**	18.1	–76
	US¢	US¢	%
Earnings per share	**0.50**	2.21	–77
Dividends per share	**0.50**	1.35	–63
	US$	US$	%
Net asset value per share	**1.05**	1.15	–9

* The Group's financial statements are prepared under International Accounting Standards ('IAS') which, following recent changes, no longer permit leasehold interests in land to be carried at valuation. This treatment does not reflect the generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Accordingly, the Group has presented supplementary financial information prepared in accordance with IAS as modified by the revaluation of leasehold properties in addition to the IAS financial statements. The figures included in the above summary, the Chairman's Statement and Chief Executive's Review are based on this supplementary financial information unless otherwise stated.

- more -

MANDARIN ORIENTAL INTERNATIONAL LIMITED

PRELIMINARY ANNOUNCEMENT OF RESULTS
FOR THE YEAR ENDED 31ST DECEMBER 2001

OVERVIEW

Mandarin Oriental faced significant challenges in 2001. In an already weakening environment, the events of 11th September prompted a dramatic fall in both leisure and corporate travel. The effect on the Group was particularly severe as the latter part of the year is traditionally the strongest for many of its hotels. The Group responded immediately by cutting costs and increasing marketing efforts, but the reduction in revenue in many hotels, particularly those dependent on the US market, has been significant.

PERFORMANCE

The consolidated profit before interest and tax for the year ended 31st December 2001 was US$41 million, a decrease of US$12 million from 2000. This decline, together with higher depreciation and interest charges, resulted in a consolidated profit after tax and minority interests of US$4 million compared with US$18 million in the previous year. Earnings per share were US¢0.50, compared with US¢2.21 in 2000.

An independent valuation of the Group's hotel properties was undertaken at the end of the year and, as a result, shareholders' funds at the close of 2001 were US$890 million compared with US$982 million in 2000, the decrease being principally attributable to the Group's Hong Kong hotels. Net debt was 42% of shareholders' funds, compared with 34% at the prior year-end.

In view of the difficult trading environment together with the Company's investment programme, the Directors are not recommending a final dividend. An interim dividend of US¢0.50 per share was paid.

DEVELOPMENTS

Mandarin Oriental remains committed to its long-term strategy of being one of the world's top luxury hotel groups with a target of 10,000 rooms under management. This is being accomplished through a programme of selective expansion in international destinations. In the last three years, the Group's portfolio has increased from 12 to 18 properties with three additional hotels under development.

The Group has announced the development of a 400-room deluxe hotel in Washington D.C., in which it will take an 80% interest. The hotel will open in Spring 2004 and brings the Group's portfolio of properties in The Americas to eight.

The Group has also entered into an agreement to manage a new 171-room luxury hotel in Tokyo under a long-term lease agreement. The hotel will be located in a new mixed-use development due to open in late 2006. In New York, construction of the AOL Time Warner Center at the southwest corner of Central Park is well under way with the 251-room Mandarin Oriental, New York scheduled to open in late 2003.

OUTLOOK

In conclusion, the Chairman, Simon Keswick said, "2002 will be another challenging year with little to suggest a sustained turnaround in corporate or leisure travel in the near future. Nevertheless the initiatives being pursued vigorously at all levels should assist the Group to manage effectively through the downturn. Looking further ahead, our long-term strategy of developing one of the world's leading luxury hotel brands remains on track."

- more -

OVERVIEW

The Group's results were significantly impacted in the second half of 2001 by the global recession and the devastating effects of 11th September on the travel and tourism industry. Occupancy levels at all of our hotels were hit, but particularly those dependent on the US market - Hong Kong, London, Munich, and, of course, New York. In response, the Group implemented comprehensive plans in each hotel and at the corporate level to mitigate the effects, with a particular focus on marketing and cost containment. Attentive management will continue, however, as it is important to be able to manage for reduced occupancy levels and control costs without compromising our guests' satisfaction.

The past year has, nevertheless, seen continued progress in the Group's development. Projects are underway in Tokyo and Washington D.C., and construction of our new hotel in New York is ongoing. In London, our fully renovated flagship hotel enjoyed its first full year of operation, and achieved an increase of some 20% in average room rate compared with the period prior to closure. In Bangkok, our legendary hotel, The Oriental, celebrated 125 years of outstanding service and completed the final phase of its two-year room renovation programme.

ACHIEVING OUR VISION

Despite the current operational challenges that have impacted profitability, our vision on what constitutes success for the Group remains unchanged:

"Our Mandarin Oriental brand will be recognised as one of the top three global luxury hotel groups. We will operate at least 10,000 rooms in major business centres and key leisure destinations worldwide. And, we will consistently achieve shareholders' profit expectations."

Over the last three years we have made significant progress towards achieving our vision. We are well on the way to being recognised as one of the top three global luxury hotel groups. We have a well-known and well-respected brand, steeped in the values of the Orient, and built on a strong company culture of delighting our guests through excellent service.

Each of our distinctive, perfectly located hotels embodies its own unique design and culture with a strong sense of place. We have built a reputation for creating trend-setting restaurants and bars, and we have introduced the highly personalised Mandarin Oriental spas into many of our hotels.

We have always recognised the importance of people training and development and have policies in place to attract, retain and motivate our colleagues around the world. As a consequence, in 2001, our properties have again received a record number of awards from the world's most respected publications and associations.

Turning to developments, we now have 6,600 rooms worldwide in 18 properties, up from 12 in 1998, with three hotels under development, adding a further 800 rooms. Our renovated flagship in London is now one of the city's most prestigious hotels, and we have secured a long-term foothold in New York and a future presence in Tokyo. The strategic importance of these three cities for the luxury hotel industry cannot be over-estimated.

The improved geographic spread of properties leaves us much better placed to tackle the inevitable industry cycles. Half of the combined total revenues of our hotels under management now come from North America and Europe, whereas three years ago some 80% originated from our Asian base. We are now also able to leverage efficiently our corporate and property resources worldwide.

A better balance has been achieved between owned properties and managed hotels, which is demonstrated by a 30% increase in contributions from management contracts over the past three years. We have also increased our proportion of leisure business to just over 35% of our total room night inventory following the addition of properties in London, Munich, Geneva and Miami as well as the resorts in Bermuda and Florida.

The hotel sector continues to be an attractive industry in which to build and leverage a luxury brand, despite its high sensitivity to economic swings and levels of room inventory. Overall, demographic trends, coupled with an expected increase in high-end corporate business due to the continued globalisation of markets, means that it will remain a long-term growth sector.

PERFORMANCE IN 2001

Set out below is a review of the performance of the Group in 2001, with reference to our four key strategic objectives:

- Improve our competitive position in each market
- Increase the number of rooms under operation to 10,000
- Leverage fully our corporate core competencies
- Ensure a strong cash flow and balance sheet

(1) Improve our competitive position in each market

During 2001 most of our hotels enhanced their leadership positions in their respective marketplaces, but many experienced significant drops in visitor arrivals in the last four months of the year in what should have been their strongest period.

The highlights of each region are as follows:

Asia

Mandarin Oriental, Hong Kong saw a 21% decline in its occupancy to 61% following the reduction in corporate travel from the United States, Europe and Japan. Occupancy at The Excelsior was 77% in 2001, compared to 87% in the prior year, with a drop in the corporate market and less airline business. Average room rates at both hotels remained steady for much of the year, but came under pressure later in the second half.

In both Manila and Jakarta, results at our properties continued to be impacted by economic uncertainty and weaker currencies. Reduced visitor arrivals to Singapore resulted in the occupancy of The Oriental falling from 81% in 2000 to 69% in 2001, although it achieved an improvement in its competitive position. Mandarin Oriental, Macau enjoyed a 6% increase in total revenue as its enhanced resort facilities enabled it to achieve higher average room rates.

In Bangkok, the US$30 million self-financed room renovation programme of The Oriental was completed to international acclaim. The hotel continued to outperform its competition, but also suffered in the final four months of the year. This, together with the depreciation of the Thai Baht, reduced The Oriental's contribution to the Group. In Kuala

Lumpur our hotel performed well and increased its total revenues by 10% through both higher rate and occupancy. It remains the undisputed market leader in the city.

In December, we withdrew from managing the 75-room resort in the Himalayas following the breach of the management contract by the owning company.

Europe

The Group's operating performance in Europe in 2001 benefited from the reopening of the London hotel and the addition of the Munich and Geneva properties acquired in 2000.

In its first full year after reopening Mandarin Oriental Hyde Park, London achieved an occupancy level of 62% and the Group's highest average daily rate at US$453 per room. But its recent performance has been particularly hit by the drop in visitor arrivals to London from the key North American market. The hotel has, however, achieved international recognition, and is now firmly established within the top tier of luxury hotels in London. Significantly, the hotel's fine dining restaurant, *Foliage*, was awarded a Michelin Star in January 2002.

Mandarin Oriental, Munich remained the market leader, but total revenues were slightly down due to reduced occupancy from September onwards. In Geneva, Mandarin Oriental Hotel du Rhône performed well despite the economic climate with revenues increasing by 12%.

The Americas

The operating environment in the region was already challenging prior to the events of September and corporate travel and leisure expenditure has reduced further since then.

In New York, The Mark improved its competitive position, but recorded a 20% decline in room yields. Kahala Mandarin Oriental in Hawaii did well to finish the year with total revenues down by only 5%. Mandarin Oriental, Miami achieved a better than expected average room rate in its first year of operation but occupancy was subdued as southern Florida was amongst the most badly affected regions in the United States, which resulted in higher than anticipated start-up losses. Mandarin Oriental, San Francisco and our two resorts in Florida and Bermuda were also impacted by the significant decline in travel.

- more -

(2) Increase the number of rooms under operation to 10,000

We have made progress with the development of a number of new hotel projects in 2001:

Tokyo

Our Tokyo hotel is a significant step in a key international market. The 171-room luxury hotel, due to open in late 2006, is part of a new mixed-use development, ideally located in central Tokyo near the financial districts and the shopping district in Ginza. The Group will enter a long-term lease agreement, and has committed to invest approximately US$37 million, principally in 2004 and 2005, into furniture, fixtures, equipment and pre-opening costs.

Washington D.C.

Yesterday we announced the development of a new 400-room hotel in Washington D.C., due for completion in Spring 2004. The Group will take an 80% interest in the US$144 million project, with an equity commitment of US$19 million of which US$5 million had already been incurred by the end of 2001. The project has been made possible in part due to the US$35 million tax-increment financing incentive provided under a District of Columbia programme. The proceeds of this incentive will be repaid out of future municipal tax revenues otherwise payable by the hotel. With an undersupply of luxury properties in the market, and a new convention centre due for completion in 2003, Mandarin Oriental, Washington D.C. is well placed to become the city's most prominent hotel.

New York

In New York City, construction of the prestigious AOL Time Warner Center is well underway and our flagship hotel, which forms part of the development, is on track to open in late 2003. The remaining equity of approximately US$45 million is expected to be funded during 2002.

Others

We are reviewing a number of potential projects in key destinations in Asia, Europe and The Americas - most of which are management contracts, some with minority equity

- more -

participation. By building our reputation as an operator and asset manager, Mandarin Oriental will attract more opportunities to be awarded contracts.

(3) Leverage fully our corporate core competencies

Our corporate structure has been enhanced to match our pace of development, and our expertise has been strengthened in areas such as design and project management, information technology and marketing research. While some areas have had to be scaled back in response to the economic downturn, we have largely maintained our substantially increased regional sales forces.

Our brand communications are being sharpened to address a wider audience, and advertising campaigns are being launched in new markets such as Germany and France. Our media coverage has also increased through our enlarged network of Public Relations agencies worldwide. The Group's website is being enhanced as an effective sales channel and to distribute our sales messages in a more targeted manner. In all areas of corporate competencies, from technology to operations and people development, our resources are being integrated with the needs of our hotels.

(4) Ensure a strong cash flow and balance sheet

The Group's financial well-being remains a fundamental objective, particularly if the current challenging environment is set to continue. In an industry that must bear a high level of fixed costs in order to deliver a luxury experience the recent significant drop in revenues has had a damaging effect on profitability. As a direct consequence, we have had to take the difficult decision to carefully reduce headcount in many of our hotels and our corporate offices. In addition, a number of other vigorous cost-containment measures are also being implemented.

Our balance sheet has enabled us to enter this downturn on a sound footing, and we will continue to leverage that strength. In addition, we entered into a US$385 million syndicated facility in August 2001 that provides further capacity for operational requirements and future development opportunities.

THE FUTURE

In conclusion, while it is too early to predict a return to a less challenging business environment, Mandarin Oriental has successfully confronted difficult times before – and has emerged a stronger organisation. The Group's award-winning hotels and strong brand place us in an excellent position to benefit from a global recovery when it occurs. With the continued support of all our stakeholders - our guests, shareholders, partners, funding institutions and, of course, our colleagues - we have the means to achieve our vision.

Edouard Ettedgui
Chief Executive Officer
26th February 2002

- more -

Mandarin Oriental International Limited
Consolidated Profit and Loss Account
for the year ended 31st December 2001

Prepared in accordance with IAS 2000 US$m	Prepared in accordance with IAS 2001 US$m	Note		Prepared in accordance with IAS as modified by revaluation of leasehold properties *(refer note 1)* 2001 US$m	Prepared in accordance with IAS as modified by revaluation of leasehold properties *(refer note 1)* 2000 US$m
227.0	**227.9**	*2*	Revenue	**227.9**	227.0
(131.2)	**(138.8)**		Cost of sales	**(138.4)**	(130.8)
95.8	**89.1**		Gross profit	**89.5**	96.2
(16.4)	**(16.8)**		Selling and distribution costs	**(16.8)**	(16.4)
(42.3)	**(45.8)**		Administration expenses	**(45.8)**	(42.1)
37.1	**26.5**	*3*	Operating profit	**26.9**	37.7
11.4	**13.5**	*4*	Share of operating results of associates and joint ventures	**13.8**	15.5
48.5	**40.0**		Profit before interest and tax	**40.7**	53.2
(28.4)	**(31.1)**		Net financing charges	**(31.1)**	(28.4)
20.1	**8.9**		Profit before tax	**9.6**	24.8
(6.7)	**(5.6)**	*5*	Tax	**(5.6)**	(6.7)
13.4	**3.3**		Profit after tax	**4.0**	18.1
-	**0.3**		Minority interests	**0.3**	-
13.4	**3.6**		**Profit after tax and minority interests**	**4.3**	18.1

US¢	**US¢**			**US¢**	US¢
		6	**Earnings per share**		
1.63	**0.42**		- basic	**0.50**	2.21
1.63	**0.42**		- diluted	**0.50**	2.20

- more -

Mandarin Oriental International Limited
Consolidated Balance Sheet
at 31st December 2001

Prepared in accordance with IAS 2000 US$m	Prepared in accordance with IAS 2001 US$m	Note		Prepared in accordance with IAS as modified by revaluation of leasehold properties *(refer note 1)* 2001 US$m	Prepared in accordance with IAS as modified by revaluation of leasehold properties *(refer note 1)* 2000 US$m
			Net assets		
24.5	**23.3**		Goodwill	**23.3**	24.5
513.8	**491.7**	*7*	Tangible assets	**990.0**	1,072.1
188.1	**187.7**		Leasehold land payments	**-**	-
205.3	**222.2**		Associates and joint ventures	**241.1**	229.2
22.0	**23.5**		Other investments	**23.5**	22.0
13.2	**13.8**		Pension assets	**13.8**	13.2
2.0	**2.9**		Deferred tax assets	**2.9**	2.0
968.9	**965.1**		Non-current assets	**1,294.6**	1,363.0
3.0	**3.0**		Stocks	**3.0**	3.0
38.4	**34.7**		Debtors and prepayments	**34.7**	38.4
100.6	**79.2**		Cash at bank	**79.2**	100.6
142.0	**116.9**		Current assets	**116.9**	142.0
(53.3)	**(39.7)**		Creditors and accruals	**(39.7)**	(53.3)
(6.7)	**(2.9)**	*8*	Borrowings	**(2.9)**	(6.7)
(6.2)	**(4.7)**		Current tax liabilities	**(4.7)**	(6.2)
(66.2)	**(47.3)**		Current liabilities	**(47.3)**	(66.2)
75.8	**69.6**		Net current assets	**69.6**	75.8
(431.7)	**(448.1)**	*8*	Long-term borrowings	**(448.1)**	(431.7)
(12.8)	**(10.2)**		Deferred tax liabilities	**(12.9)**	(15.5)
(0.8)	**(0.8)**		Pension liabilities	**(0.8)**	(0.8)
-	**(4.6)**		Other non-current liabilities	**(4.6)**	-
599.4	**571.0**			**897.8**	990.8
			Capital employed		
42.6	**42.6**		Share capital	**42.6**	42.6
88.7	**88.7**		Share premium	**88.7**	88.7
461.0	**434.0**		Revenue and other reserves	**758.7**	850.5
592.3	**565.3**		Shareholders' funds	**890.0**	981.8
7.1	**5.7**		Minority interests	**7.8**	9.0
599.4	**571.0**			**897.8**	990.8

- more -

Mandarin Oriental International Limited
Consolidated Statement of Changes in Shareholders' Funds
for the year ended 31st December 2001

Prepared in accordance with IAS 2000 US$m	Prepared in accordance with IAS 2001 US$m	Note		Prepared in accordance with IAS as modified by revaluation of leasehold properties *(refer note 1)* 2001 US$m	Prepared in accordance with IAS as modified by revaluation of leasehold properties *(refer note 1)* 2000 US$m
			At 1st January		
826.7	**981.8**		- as previously reported	**981.8**	826.7
(299.1)	**(389.5)**	*1*	- changes in IAS	**-**	-
527.6	**592.3**			**981.8**	826.7
-	**(2.3)**	*1*	- effect of adopting IAS 39	**(2.3)**	-
527.6	**590.0**		- as restated	**979.5**	826.7
			Revaluation of properties		
15.5	**(7.8)**		- net revaluation (deficit)/surplus	**(73.3)**	101.2
(2.8)	**1.7**		- deferred tax	**1.7**	(2.8)
			Net exchange translation differences		
(27.7)	**(8.9)**		- amount arising in year	**(8.9)**	(27.7)
-	**0.2**		Fair value gains on financial assets	**0.2**	-
			Cash flow hedges		
-	**(2.0)**		- fair value losses	**(2.0)**	-
(15.0)	**(16.8)**		Net (losses)/gains not recognised in profit and loss account	**(82.3)**	70.7
13.4	**3.6**		Profit after tax and minority interests	**4.3**	18.1
(10.3)	**(11.5)**	*9*	Dividends	**(11.5)**	(10.3)
4.6	**-**		Convertible bonds issue - equity component	**-**	4.6
72.0	**-**		Equity rights issue	**-**	72.0
592.3	**565.3**		At 31st December	**890.0**	981.8

- more -

Mandarin Oriental International Limited
Consolidated Cash Flow Statement
for the year ended 31st December 2001

Prepared in accordance with IAS 2000 US$m	Prepared in accordance with IAS 2001 US$m	Note		Prepared in accordance with IAS as modified by revaluation of leasehold properties *(refer note 1)* 2001 US$m	Prepared in accordance with IAS as modified by revaluation of leasehold properties *(refer note 1)* 2000 US$m
			Operating activities		
37.1	**26.5**		Operating profit	**26.9**	37.7
13.4	**15.5**		Depreciation	**15.5**	13.4
0.4	**0.4**		Amortisation of leasehold land payments	**-**	-
0.7	**1.2**		Amortisation of goodwill	**1.2**	0.7
(0.8)	**1.0**		Other non-cash items	**1.0**	(1.0)
3.4	**(1.7)**		(Increase)/Decrease in working capital	**(1.7)**	3.4
8.6	**3.7**		Interest received	**3.7**	8.6
(29.9)	**(31.4)**		Interest and other financing charges paid	**(31.4)**	(29.9)
(7.5)	**(7.3)**		Tax paid	**(7.3)**	(7.5)
25.4	**7.9**			**7.9**	25.4
5.4	**5.8**		Dividends from associates and joint ventures	**5.8**	5.4
30.8	**13.7**		Cash flows from operating activities	**13.7**	30.8
			Investing activities		
(134.6)	**-**		Purchase of subsidiary net of cash and cash equivalents acquired	**-**	(134.6)
(27.6)	**(22.8)**		Investments in and loans to associates and joint ventures	**(22.8)**	(27.6)
0.6	**0.6**		Repayment of loan to joint venture	**0.6**	0.6
-	**(1.5)**		Purchase of other investments	**(1.5)**	-
(38.9)	**(15.0)**		Purchase of tangible assets	**(15.0)**	(38.9)
(200.5)	**(38.7)**		Cash flows from investing activities	**(38.7)**	(200.5)
			Financing activities		
72.0	**-**		Issue of shares	**-**	72.0
73.9	**-**		Issue of convertible bonds	**-**	73.9
-	**0.1**		Capital contribution from minority interests	**0.1**	-
61.6	**247.3**		Drawdown of borrowings	**247.3**	61.6
(48.9)	**(231.5)**		Repayment of borrowings	**(231.5)**	(48.9)
(10.3)	**(11.5)**	*9*	Dividends paid by the Company	**(11.5)**	(10.3)
148.3	**4.4**		Cash flows from financing activities	**4.4**	148.3
(1.0)	**(0.2)**		Effect of exchange rate changes	**(0.2)**	(1.0)
(22.4)	**(20.8)**		Net decrease in cash and cash equivalents	**(20.8)**	(22.4)
121.8	**99.4**		Cash and cash equivalents at 1st January	**99.4**	121.8
99.4	**78.6**		Cash and cash equivalents at 31st December	**78.6**	99.4

- more -

1. ACCOUNTING POLICIES AND BASIS OF PREPARATION

The financial information contained in this announcement has been based on the audited results for the year ended 31st December 2001 which have been prepared in conformity with International Accounting Standards ('IAS'). In addition, the Group has presented supplementary financial information prepared in accordance with IAS as modified by the revaluation of leasehold properties.

Unless otherwise indicated, the following notes are prepared in accordance with IAS.

Other than described below, there have been no changes to the accounting policies described in the 2000 annual financial statements.

(a) *Financial information prepared in accordance with IAS*

In 2001, the Group adopted IAS 39 – Financial Instruments: Recognition and Measurement.

In accordance with IAS 39, other investments and derivative financial instruments are recognised on the balance sheet at fair value. This is a change in accounting policy as in previous years other investments were stated on the balance sheet at cost less amounts provided and derivative financial instruments were recognised only to the extent of premiums paid or received on options. The effect of this change has been to decrease shareholders' funds at 1st January 2001 by US$2.3 million.

In addition, other changes in IAS during 2001 clarified that leasehold interests in land should not be shown at valuation and instead should be shown at amortised cost. This is a change in accounting policy as in previous years the Group had reflected the fair value of leasehold properties in the financial statements and recorded fair value changes in property revaluation reserves. The effect of this change has been to decrease net profit for the year ended 31st December 2000 by US$4.7 million, and to decrease shareholders' funds at 1st January 2000 and 2001 by US$299.1 million and US$389.5 million respectively.

1. ACCOUNTING POLICIES AND BASIS OF PREPARATION (CONTINUED)

(b) Supplementary financial information prepared in accordance with IAS as modified by revaluation of leasehold properties.

As described above, in prior years the Group reflected the fair value of leasehold properties in its financial statements. Changes in IAS, which came into effect during 2001, no longer permit the valuation of leasehold interests in land. As a result, the Group is required to account for leasehold land at amortised cost in order to comply with IAS. This treatment does not reflect the generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Accordingly, the Group has presented supplementary financial information on pages 11 to 14 prepared in accordance with IAS as modified by the revaluation of leasehold properties.

2. REVENUE

	2001 US$m	2000 US$m
By geographical area:		
Hong Kong & Macau	**125.7**	143.9
Southeast Asia	**25.8**	29.8
Europe	**43.7**	27.5
North America	**32.7**	25.8
	227.9	227.0

3. OPERATING PROFIT

	2001 US$m	2000 US$m
By geographical area:		
Hong Kong & Macau	**18.1**	28.9
Southeast Asia	**2.4**	5.3
Europe	**4.6**	(2.0)
North America	**1.4**	4.9
	26.5	37.1

4. SHARE OF OPERATING RESULTS OF ASSOCIATES AND JOINT VENTURES

	2001 US$m	2000 US$m
By geographical area:		
Hong Kong & Macau	**2.3**	2.1
Southeast Asia	**9.5**	8.7
Europe	**1.4**	0.7
North America	**0.3**	(0.1)
	13.5	11.4

5. TAX

	2001 US$m	2000 US$m
Company and subsidiary undertakings	**4.0**	4.8
Associates and joint ventures	**1.6**	1.9
	5.6	6.7

Tax on profits has been calculated at rates of taxation prevailing in the territories in which the Group operates and includes a United Kingdom tax credit of US$0.5 million (2000: tax credit of US$2.0 million).

6. EARNINGS PER SHARE

Basic earnings per share are calculated on profit after tax and minority interests of US$3.6 million (2000: US$13.4 million) and on the weighted average number of 851.5 million (2000: 820.4 million) shares in issue during the year. The weighted average number excludes shares held by the Trustee under the Senior Executive Share Incentive Schemes.

Diluted earnings per share are calculated on the weighted average number of shares after adjusting for the number of shares which are deemed to be issued for no consideration under the Senior Executive Share Incentive Schemes based on the average share price during the year. The convertible bonds are anti-dilutive and therefore are ignored in calculating diluted earnings per share.

7. TANGIBLE ASSETS AND CAPITAL COMMITMENTS

	2001 US$m	2000 US$m
Opening net book value		
-as previously reported	**1,072.1**	891.3
-changes in IAS	**(558.3)**	(478.1)
-as restated	**513.8**	413.2
Exchange rate adjustments	**(9.3)**	(32.6)
Purchase of subsidiary	-	101.7
Additions	**10.7**	42.2
Disposals	**(0.2)**	-
Depreciation	**(15.5)**	(13.4)
Revaluation (deficit)/surplus	**(7.8)**	2.7
Closing net book value	**491.7**	513.8
Capital commitments	**26.7**	5.9

8. BORROWINGS

	2001 US$m	2000 US$m
Bank loans	**371.9**	360.6
6.75% convertible bonds	**71.4**	70.2
Finance lease	**7.7**	7.6
	451.0	438.4
Current	**2.9**	6.7
Long-term	**448.1**	431.7
	451.0	438.4

9. DIVIDENDS

	2001 US$m	2000 US$m
Final dividend in respect of 2000 of US¢0.85 (1999: US¢0.85) per share	**7.2**	6.0
Interim dividend in respect of 2001 of US¢0.50 (2000: US¢0.50) per share	**4.3**	4.3
	11.5	10.3

No final dividend in respect of 2001 (2000: US¢0.85 per share amounting to US$7.2 million) is proposed by the Board.

- end -

For further information, please contact:

Mandarin Oriental Hotel Group International Limited
Edouard Ettedgui/John Witt (852) 2895 9288
Chantal Hooper (852) 2895 9160

Golin/Harris Forrest
Sue Gourlay (852) 2522 6475

Full text of the Preliminary Announcement of Results and the Preliminary Financial Statements for the year ended 31st December 2001 can be accessed through the Internet at "www.mandarinoriental.com".

NOTE TO EDITORS

Mandarin Oriental Hotel Group is an international hotel investment and management group operating 21 deluxe and first class hotels worldwide including three under development in New York, Washington D.C., and Tokyo. The Group has equity interests in most of its properties and net assets of approximately US$900 million at 31st December 2001. Mandarin Oriental now operates some 7,000 rooms in eleven countries with nine hotels in Asia, six in The Americas and three in Europe.

The parent company, Mandarin Oriental International Limited, is incorporated in Bermuda, listed in London, Singapore and Bermuda and has a sponsored American Depositary Receipt programme. Mandarin Oriental Hotel Group International Limited, which operates from Hong Kong, manages the activities of the Group's hotels. Mandarin Oriental is a member of the Jardine Matheson Group.

Mandarin Oriental's aim is to be recognised as one of the top global luxury hotel groups, providing exceptional customer satisfaction in each of its hotels. This will be achieved through a strategy of investing in facilities and people, while maximising profitability and long-term shareholder value. The Group regularly receives recognition and awards for outstanding service and quality management. The growth strategy of the Group is to progress towards operating 10,000 rooms in major business centres and key leisure destinations around the world.

MANDARIN ORIENTAL INTERNATIONAL LIMITED

PRELIMINARY 2001 FINANCIAL STATEMENTS

MANDARIN ORIENTAL INTERNATIONAL LIMITED

CONSOLIDATED PROFIT AND LOSS ACCOUNT

for the year ended 31st December 2001

Prepared in accordance with IAS				Prepared in accordance with IAS, as modified by revaluation of leasehold properties*	
2000	**2001**			**2001**	2000
US$m	**US$m**	*Note*		**US$m**	US$m
227.0	**227.9**	*1*	Revenue	**227.9**	227.0
(131.2)	**(138.8)**		Cost of sales	**(138.4)**	(130.8)
95.8	**89.1**		Gross profit	**89.5**	96.2
(16.4)	**(16.8)**		Selling & distribution costs	**(16.8)**	(16.4)
(42.3)	**(45.8)**		Administration expenses	**(45.8)**	(42.1)
37.1	**26.5**	*2*	Operating profit	**26.9**	37.7
11.4	**13.5**	*3*	Share of operating results of associates and joint ventures	**13.8**	15.5
48.5	**40.0**		Profit before interest and tax	**40.7**	53.2
(28.4)	**(31.1)**	*4*	Net financing charges	**(31.1)**	(28.4)
20.1	**8.9**		Profit before tax	**9.6**	24.8
(6.7)	**(5.6)**	*5*	Tax	**(5.6)**	(6.7)
13.4	**3.3**		Profit after tax	**4.0**	18.1
-	**0.3**	*20*	Minority interests	**0.3**	-
13.4	**3.6**		Profit after tax and minority interests	**4.3**	18.1
US¢	**US¢**	*6*	Earnings per share	**US¢**	US¢
1.63	**0.42**		-basic	**0.50**	2.21
1.63	**0.42**		-diluted	**0.50**	2.20

* The basis of preparation of this supplementary financial information is set out under the Principal Accounting Policies note (a) on page 7.

MANDARIN ORIENTAL INTERNATIONAL LIMITED

CONSOLIDATED BALANCE SHEET

at 31st December 2001

Prepared in accordance with IAS				Prepared in accordance with IAS, as modified by revaluation of leasehold properties*	
2000 US$m	**2001 US$m**	*Note*		**2001 US$m**	2000 US$m
		15	**Net assets**		
24.5	**23.3**	*7*	Goodwill	**23.3**	24.5
513.8	**491.7**	*8*	Tangible assets	**990.0**	1,072.1
188.1	**187.7**	*9*	Leasehold land payments	**-**	-
205.3	**222.2**	*10*	Associates and joint ventures	**241.1**	229.2
22.0	**23.5**	*11*	Other investments	**23.5**	22.0
13.2	**13.8**	*12*	Pension assets	**13.8**	13.2
2.0	**2.9**	*14*	Deferred tax assets	**2.9**	2.0
968.9	**965.1**		Non-current assets	**1,294.6**	1,363.0
3.0	**3.0**		Stocks	**3.0**	3.0
38.4	**34.7**		Debtors and prepayments	**34.7**	38.4
100.6	**79.2**	*22d*	Cash at bank	**79.2**	100.6
142.0	**116.9**		Current assets	**116.9**	142.0
(53.3)	**(39.7)**		Creditors and accruals	**(39.7)**	(53.3)
(6.7)	**(2.9)**	*13*	Borrowings	**(2.9)**	(6.7)
(6.2)	**(4.7)**		Current tax liabilities	**(4.7)**	(6.2)
(66.2)	**(47.3)**		Current liabilities	**(47.3)**	(66.2)
75.8	**69.6**		Net current assets	**69.6**	75.8
(431.7)	**(448.1)**	*13*	Long-term borrowings	**(448.1)**	(431.7)
(12.8)	**(10.2)**	*14*	Deferred tax liabilities	**(12.9)**	(15.5)
(0.8)	**(0.8)**	*12*	Pension liabilities	**(0.8)**	(0.8)
-	**(4.6)**	*23*	Other non-current liabilities	**(4.6)**	-
599.4	**571.0**			**897.8**	990.8
			Capital employed		
42.6	**42.6**	*16*	Share capital	**42.6**	42.6
88.7	**88.7**	*17*	Share premium	**88.7**	88.7
461.0	**434.0**	*19*	Revenue and other reserves	**758.7**	850.5
592.3	**565.3**		Shareholders' funds	**890.0**	981.8
7.1	**5.7**	*20*	Minority interests	**7.8**	9.0
599.4	**571.0**			**897.8**	990.8

* The basis of preparation of this supplementary financial information is set out under the Principal Accounting Policies note (a) on page 7.

Percy Weatherall
Edouard Ettedgui
Directors
26th February 2002

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' FUNDS

for the year ended 31st December 2001

Prepared in accordance with IAS				Prepared in accordance with IAS, as modified by revaluation of leasehold properties*	
2000 US$m	**2001 US$m**	*Note*		**2001 US$m**	2000 US$m
			At 1st January		
826.7	**981.8**		- as previously reported	**981.8**	826.7
(299.1)	**(389.5)**		- changes in IAS (see Accounting Policies (e) & (f))	**-**	-
527.6	**592.3**			**981.8**	826.7
-	**(2.3)**		- effect of adopting IAS 39 (see Accounting Policies (q))	**(2.3)**	-
527.6	**590.0**			**979.5**	826.7
			Revaluation of properties		
15.5	**(7.8)**	*19*	- net revaluation (deficit)/surplus	**(73.3)**	101.2
(2.8)	**1.7**	*19*	- deferred tax	**1.7**	(2.8)
			Net exchange translation differences		
(27.7)	**(8.9)**	*19*	- amount arising in year	**(8.9)**	(27.7)
-	**0.2**	*19*	Fair value gains on financial assets	**0.2**	-
			Cash flow hedges		
-	**(2.0)**	*19*	-fair value losses	**(2.0)**	-
			Net (losses)/gains not recognised in consolidated profit and loss account		
(15.0)	**(16.8)**			**(82.3)**	70.7
13.4	**3.6**		Profit after tax and minority interests	**4.3**	18.1
(10.3)	**(11.5)**	*21*	Dividends	**(11.5)**	(10.3)
4.6	**-**	*13a*	Convertible bonds issue - equity component	**-**	4.6
72.0	**-**	*16 & 17*	Equity rights issue	**-**	72.0
592.3	**565.3**		At 31st December	**890.0**	981.8

* The basis of preparation of this supplementary financial information is set out under the Principal Accounting Policies note (a) on page 7.

MANDARIN ORIENTAL INTERNATIONAL LIMITED

CONSOLIDATED CASH FLOW STATEMENT

for the year ended 31st December 2001

Prepared in accordance with IAS				Prepared in accordance with IAS, as modified by revaluation of leasehold properties*	
2000 US$m	**2001 US$m**	*Note*		**2001 US$m**	2000 US$m
			Operating activities		
37.1	**26.5**		Operating profit	**26.9**	37.7
13.4	**15.5**	*8*	Depreciation	**15.5**	13.4
0.4	**0.4**	*9*	Amortisation of leasehold land payments	**-**	-
0.7	**1.2**	*7*	Amortisation of goodwill	**1.2**	0.7
(0.8)	**1.0**		Non-cash items	**1.0**	(1.0)
3.4	**(1.7)**	*22a*	(Increase)/Decrease in working capital	**(1.7)**	3.4
8.6	**3.7**		Interest received	**3.7**	8.6
(29.9)	**(31.4)**		Interest and other financing charges paid	**(31.4)**	(29.9)
(7.5)	**(7.3)**		Tax paid	**(7.3)**	(7.5)
25.4	**7.9**			**7.9**	25.4
5.4	**5.8**		Dividends from associates and joint ventures	**5.8**	5.4
30.8	**13.7**		**Cash flows from operating activities**	**13.7**	30.8
			Investing activities		
(134.6)	**-**	*22b*	Purchase of subsidiary net of cash and cash equivalents acquired	**-**	(134.6)
(27.6)	**(22.8)**	*22c*	Investments in and loans to associates and joint ventures	**(22.8)**	(27.6)
0.6	**0.6**		Repayment of loan to joint venture	**0.6**	0.6
-	**(1.5)**		Purchase of other investments	**(1.5)**	-
(38.9)	**(15.0)**		Purchase of tangible assets	**(15.0)**	(38.9)
(200.5)	**(38.7)**		**Cash flows from investing activities**	**(38.7)**	(200.5)
			Financing activities		
72.0	**-**	*16,17& 18*	Issue of shares	**-**	72.0
73.9	**-**	*13a*	Issue of convertible bonds	**-**	73.9
-	**0.1**	*20*	Capital contribution from minority interests	**0.1**	-
61.6	**247.3**		Drawdown of borrowings	**247.3**	61.6
(48.9)	**(231.5)**		Repayment of borrowings	**(231.5)**	(48.9)
(10.3)	**(11.5)**	*21*	Dividends paid by the Company	**(11.5)**	(10.3)
148.3	**4.4**		**Cash flows from financing activities**	**4.4**	148.3
(1.0)	**(0.2)**		Effect of exchange rate changes	**(0.2)**	(1.0)
(22.4)	**(20.8)**		Net decrease in cash and cash equivalents	**(20.8)**	(22.4)
121.8	**99.4**		Cash and cash equivalents at 1st January	**99.4**	121.8
99.4	**78.6**	*22d*	Cash and cash equivalents at 31st December	**78.6**	99.4

* The basis of preparation of this supplementary financial information is set out under the Principal Accounting Policies note (a) on page 7.

a Basis of preparation

The financial statements have been prepared in accordance with International Accounting Standards ("IAS"). The Group has presented supplementary financial information prepared in accordance with IAS as modified by the revaluation of leasehold properties in addition to the IAS financial statements.

(i) Financial statements prepared in accordance with IAS

The financial statements have been prepared under the historical cost convention except as disclosed in accounting policies below.

In 2001, the Group adopted IAS 39 – Financial Instruments: Recognition and Measurement. In addition, other changes in IAS during 2001 clarified that leasehold interests in land should not be shown at valuation and instead should be shown at amortised cost. The effects of adopting IAS 39 and the other changes in IAS are summarised in the consolidated statement of changes in shareholders' funds and further information is disclosed in accounting policies on tangible assets and depreciation, investments and financial instruments.

In view of the international nature of the Group's operations, the amounts shown in the financial statements are presented in United States Dollars.

The Group's reportable segments are set out in note 1.

(ii) Financial information prepared in accordance with IAS as modified by revaluation of leasehold properties

In prior years the Group reflected the fair value of leasehold properties in its financial statements. As mentioned above, changes in IAS, which came into effect during 2001, no longer permit the valuation of leasehold interests in land. As a result, the Group is required to account for leasehold land at amortised cost in order to comply with IAS. This treatment does not reflect the generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Accordingly, the Group has presented supplementary financial information on pages 3 to 6 prepared in accordance with IAS as modified by the revaluation of leasehold properties.

b Basis of consolidation

(i) The consolidated financial statements include the financial statements of the Company, its subsidiaries and, on the basis set out in (ii) below, its associates and joint ventures. Subsidiaries are companies over which the Company has control. Control is the power to govern the financial and operating policies of the company so as to obtain benefits from its activities.

(ii) Associates are companies, not being subsidiaries, over which the Group exercises significant influence. Joint ventures are entities which the Group jointly controls with one or more other venturers. Associates and joint ventures are included on the equity basis of accounting.

(iii) The results of subsidiaries, associates and joint ventures are included or excluded from their effective dates of acquisition or disposal respectively.

c. **Foreign currencies**

Transactions in foreign currencies are accounted for at the exchange rates ruling at the transaction dates. Assets and liabilities of subsidiaries, associates and joint ventures, together with all other monetary assets and liabilities expressed in foreign currencies are translated into United States Dollars at the rates of exchange ruling at the year end. Results expressed in foreign currencies are translated into United States Dollars at the average rates of exchange ruling during the year.

Net exchange differences arising from the translation of the financial statements of subsidiaries, associates and joint ventures expressed in foreign currencies are taken directly to exchange reserves. All other exchange differences are dealt with in the consolidated profit and loss account.

d **Goodwill**

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary or associate at the date of acquisition. Goodwill on acquisitions is reported in the balance sheet as an intangible asset and is amortised using the straight-line method over its estimated useful life.

Goodwill arising on major strategic acquisitions of the Group to expand its services or geographical market coverage is amortised over a maximum period of 20 years.

The carrying amount of goodwill is reviewed annually and written down for permanent impairment where it is considered necessary.

The gain or loss on disposal of an entity includes the unamortised balance of goodwill relating to the entity disposed of.

e. **Tangible assets and depreciation**
Freehold land and buildings, and the building component of leasehold properties are stated at valuation. Independent valuations are performed every three years on an open market basis. In the intervening years the Directors review their carrying value and adjustment is made where there has been a material change. Revaluation surpluses and deficits are dealt with in property revaluation reserves except for movements in individual properties below depreciated cost which are dealt with in the consolidated profit and loss account. Previously the Group reflected leasehold properties at valuation. Changes in IAS, which came into effect during 2001, no longer permit valuation of leasehold interests in land. Accordingly the Group accounts for leasehold land as an operating lease (see policy (f)-Accounting for leases). The effect of this change has been to decrease net profit for the year ended 31st December 2000 by US$4.7 million, and to decrease shareholders' funds at 1st January 2000 and 2001 by US$299.1 million and US$389.5 million respectively. Other tangible assets are stated at cost less amounts provided for depreciation.

Depreciation is calculated on the straight-line basis at annual rates estimated to write off the cost of each asset over its estimated useful life. The principal rates in use are as follows:

Freehold and leasehold buildings	- %
Leasehold improvements	10%
Plant and machinery	10%
Furniture and equipment	10-33-1/3%

It is the Group's practice to maintain freehold and leasehold buildings with an expected remaining life of more than 20 years and integral fixed plant in a continual state of sound repair, such that their value is not diminished by the passage of time. Accordingly, the Directors consider that the useful economic lives of these assets are sufficiently long and their residual values, based on prices prevailing at the time of valuation, are sufficiently high that their depreciation is insignificant. The cost of maintenance and repairs of the buildings is charged to the consolidated profit and loss account as incurred and the cost of significant improvements is capitalised.

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

The profit or loss on disposal of tangible assets is recognised by reference to their carrying amount.

f Accounting for leases

Leases of property, plant and equipment where the Group assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalised at the estimated present value of the underlying lease payment. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the finance charge is charged to the profit and loss account over the lease period. Property, plant and equipment acquired through finance leasing contracts is depreciated over the shorter of the useful life of the asset or the lease term.

Leases of assets under which all the risks and benefits of ownership are effectively retained by the lessor are classified as operating leases.

Leasehold land payments are up-front payments to acquire long-term interests in property. Changes in IAS, which came into effect during 2001, no longer permit valuation of leasehold interests in land. These payments are stated at cost and are amortised over the period of the lease. In previous years, long-term leasehold land interests were recognised as tangible fixed assets and were stated at valuation.

Payments made under other operating leases are charged to the consolidated profit and loss account on a straight-line basis over the period of the lease. When the lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the year in which termination takes place.

g Investments

(i) The Group adopted IAS 39 at 1st January 2001. Other investments are categorised as available for sale and are shown at fair value. Gains and losses arising from changes in the fair value of other investments are dealt with in reserves. On the disposal of an other investment or when an investment is determined to be impaired, the cumulative gain or loss previously recognised in reserves is included in the consolidated profit and loss account. This is a change in accounting policy as in previous years other investments were shown at cost less amounts provided. The effect of this change in policy has been to increase shareholders' funds at 1st January 2001 by US$0.3 million.

(ii) All purchases and sales of investments are recognised on the trade date, which is the date that the Group commits to purchase or sell the investment.

h Development costs

Costs directly attributable to development projects, including borrowing costs, are capitalised to the extent that such expenditure is expected to generate future economic benefits and upon completion of the project are included in non-current assets.

Costs attributable to potential development projects are capitalised and fully provided against until a legal contract is entered into, when the provision is then reversed.

i Stocks

Stocks, which comprise beverages and consumables, are stated at the lower of cost and net realisable value. Cost is determined by the first in first out method.

j Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise deposits with banks and financial institutions and bank and cash balances, net of bank overdrafts. In the balance sheet, bank overdrafts are included in borrowings in current liabilities.

k Provisions

Provisions are recognised when the Group has present legal or constructive obligations as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligations and a reliable estimate of the amount of the obligations can be made.

l Borrowings and borrowing costs

Borrowings are recognised initially at the proceeds received, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortised cost using the effective yield method.

On the issue of convertible bonds, the fair value of the liability portion is calculated using a market interest rate for an equivalent non-convertible bond and is included in long-term borrowings on the amortised cost basis until extinguished on conversion or maturity of the bonds. The fair value of the conversion option is determined and is recognised and presented in shareholders' funds.

Borrowing costs relating to major development projects are capitalised until the asset is substantially completed. Capitalised borrowing costs are included as part of the cost of the asset. All other borrowing costs are expensed as incurred.

m **Deferred tax**

Deferred tax is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes.

Provision for deferred tax is made on the revaluation of certain non-current tangible assets. Provision for withholding tax which could arise on the remittance of retained earnings relating to subsidiaries, is only made where there is a current intention to remit such earnings.

Deferred tax assets relating to carry forward of unused tax losses are recognised to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilised.

Currently enacted tax rates are used to determine deferred tax.

n **Pension obligations**

The Group operates a number of defined benefit and defined contribution retirement schemes, the assets of which are held in trustee-administered funds.

Pension accounting costs for defined benefit plans are assessed using the projected unit credit method. Under this method, the costs of providing pensions are charged to the consolidated profit and loss account so as to spread the regular cost over the service lives of employees in accordance with the advice of qualified actuaries who carry out a full valuation of major plans every year. The pension obligations are measured as the present value of the estimated future cash outflows by reference to market yields on high quality corporate bonds, which have terms to maturity approximating the terms of the related liability. Plan assets are measured at fair value. Actuarial gains and losses to the extent of the amount in excess of 10% of the greater of the present value of the plan obligations and the fair value of plan assets are recognised in the consolidated profit and loss account over the average remaining service lives of employees.

The Group's total contributions to the defined contribution plans are charged to the consolidated profit and loss account in the year to which they relate.

o **Dividends**

Dividends proposed or declared after the balance sheet date are not recognised as a liability at the balance sheet date.

p Revenue

Revenue consists of gross inflow of economic benefits associated with a transaction and is recognised when services are performed.

Revenue from hotel ownership comprises amounts earned in respect of services, facilities and goods supplied by the subsidiary hotels.

Revenue from hotel management comprises gross fees earned from the management of all the hotels operated by the Group.

Intra-Group revenue represents an elimination for management fees charged to the subsidiary hotels.

q Derivative financial instruments

The Group adopted IAS 39 on 1st January 2001.

The Group only enters into derivative financial instruments in order to hedge underlying exposures. Derivative financial instruments are initially recognised in the balance sheet at cost on the trade date and subsequently are remeasured at their fair value. The method of recognising the resulting gain or loss is dependent on the nature of the item being hedged. On the date a derivative contract is entered into, the Group designates certain derivatives either as a hedge of the fair value of a recognised asset or liability (fair value hedge), or a hedge of a forecasted transaction or of a firm commitment (cash flow hedge), or a hedge of a net investment in a foreign entity.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the consolidated profit and loss account, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective, are recognised in hedging reserves. Where the forecasted transaction or firm commitment results in the recognition of an asset or a liability, the gains and losses previously deferred in hedging reserves are transferred from hedging reserves and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in hedging reserves are transferred to the consolidated profit and loss account and classified as revenue or expense in the same periods during which the hedged firm commitment or forecasted transaction affects the consolidated profit and loss account.

Certain derivative transactions, while providing effective economic hedges under the Group's risk management policies, do not qualify for hedge accounting under the specific rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognised immediately in the consolidated profit and loss account.

q Derivative financial instruments *continued*

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in hedging reserves at that time remains in hedging reserves and is transferred from hedging reserves and included in the initial measurement of the cost of the asset or liability, or is recognised in the consolidated profit and loss account when the committed or forecasted transaction occurs. However, if a committed or forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in hedging reserves is immediately transferred to the consolidated profit and loss account.

Hedges of net investments in foreign entities are accounted for similarly to cash flow hedges. Where the hedging instrument is a derivative, any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in exchange reserves; the gain or loss relating to the ineffective portion is recognised immediately in the consolidated profit and loss account. However, where the hedging instrument is not a derivative, all foreign exchange gains and losses arising on the translation of the instrument that hedges such an investment (including any ineffective portion of the hedge) are recognised in exchange reserves.

This is a change in accounting policy as in previous years derivative financial instruments were recognised in the balance sheet to the extent of premiums paid or received on options. The effect of this change has been to decrease shareholders' funds at 1st January 2001 by US$2.6 million.

1 REVENUE

	2001 US$m	2000 US$m
Analysis by geographical area		
Hong Kong and Macau	**125.7**	143.9
Southeast Asia	**25.8**	29.8
Europe	**43.7**	27.5
North America	**32.7**	25.8
	227.9	227.0
Analysis by activity		
Hotel ownership	**217.4**	217.5
Hotel management	**21.5**	21.5
Less: Intra-Group revenue	**(11.0)**	(12.0)
	227.9	227.0

The Group considers its primary reporting segment to be geographic. The Group is operated on a worldwide basis in four regions: Hong Kong and Macau, Southeast Asia, Europe and North America.

In addition, the Group has two distinct business segments: hotel ownership and hotel management.

2 OPERATING PROFIT

	2001 US$m	2000 US$m
Analysis by geographical area		
Hong Kong and Macau	**18.1**	28.9
Southeast Asia	**2.4**	5.3
Europe	**4.6**	(2.0)
North America	**1.4**	4.9
	26.5	37.1
Analysis by activity		
Hotel ownership	**33.8**	43.7
Hotel management	**(7.3)**	(6.6)
	26.5	37.1

2 OPERATING PROFIT *continued*

	2001 US$m	2000 US$m
The following items have been (credited)/charged in arriving at operating profit		
Rental income	**(8.1)**	(6.6)
Amortisation of goodwill (refer note 7)	**1.2**	0.7
Depreciation of tangible assets (refer note 8)		
- Owned assets	**15.5**	13.4
Amortision of leasehold land payments (refer note 9)	**0.4**	0.4
Revaluation deficit of tangible fixed assets	**1.8**	-
Directors' remuneration	**2.3**	2.1
Operating lease payments	**2.3**	1.3
Development expenditure	**4.3**	2.2
Repairs and maintenance	**11.3**	12.4
Staff costs		
- Salaries and benefits in kind	**74.8**	76.3
- Defined benefit pension costs (refer note 12)	**1.3**	0.1
- Defined contribution pension costs	**0.8**	0.5
	76.9	76.9

Average number of persons employed by the Company and its subsidiaries during the year:

	2001 Number	2000 Number
Full time	**3,201**	3,246
Part time	**168**	230
	3,369	3,476

3 SHARE OF OPERATING RESULTS OF ASSOCIATES AND JOINT VENTURES

	2001 US$m	2000 US$m
Analysis by geographical area		
Hong Kong and Macau	**2.3**	2.1
Southeast Asia	**9.5**	8.7
Europe	**1.4**	0.7
North America	**0.3**	(0.1)
	13.5	11.4
Analysis by activity		
Hotel ownership	**12.7**	10.5
Other	**0.8**	0.9
	13.5	11.4

Share of operating results of associates and joint ventures is stated after charging depreciation of US$7.1 million (2000: US$6.7 million)

4 NET FINANCING CHARGES

	2001 US$m	2000 US$m
Company and subsidiaries		
Interest income	3.5	8.3
Interest expense		
- Bank loans	(21.6)	(26.3)
- Convertible bonds (refer note 13a)	(6.3)	(4.9)
- Finance leases	(1.6)	(0.8)
Commitment and other fees	(0.3)	(0.3)
	(26.3)	(24.0)
Associates and joint ventures		
Interest income	-	0.1
Interest expense - bank loans	(4.8)	(4.5)
	(4.8)	(4.4)
	(31.1)	(28.4)

5 TAX

	2001 US$m	2000 US$m
Company and subsidiaries		
- Current tax	**4.5**	6.4
- Deferred tax	**(0.5)**	(1.6)
Associates and joint ventures		
- Current tax	**1.6**	1.9
	5.6	6.7
Analysis by geographical area		
Hong Kong and Macau	**3.1**	4.4
Southeast Asia	**2.7**	3.6
Europe	**(0.4)**	(1.9)
North America	**0.2**	0.6
	5.6	6.7
Analysis by activity		
Hotel ownership	**3.7**	4.8
Hotel management	**1.9**	1.9
	5.6	6.7
Reconciliation between tax expense and tax at the applicable tax rate		
Tax on profit at applicable tax rate	**(0.2)**	0.4
Tax effect of income not taxable	**(2.4)**	(2.0)
Tax effect of expenses not deductible for tax purposes	**1.0**	1.4
Current year tax loss not recognised	**7.1**	7.3
Utilisation of previously unrecognised tax losses	**(0.4)**	(0.1)
Recognition of previously unrecognised deferred tax assets	**(0.5)**	(2.0)
Withholding tax	**0.9**	1.8
Under/(Over) provision for prior years	**0.1**	(0.1)
	5.6	6.7

The applicable tax represents the weighted average of the rates of taxation prevailing in the territories in which the Group operates.

6 EARNINGS PER SHARE

Basic earnings per share are calculated on the profit after tax and minority interests of US$3.6 million (2000: US$13.4 million) and on the weighted average number of 851.5 million shares (2000: 820.4 million shares) in issue during the year. The weighted average number excludes shares held by the Trustees of the Senior Executive Share Incentive Schemes (refer note 18).

Diluted earnings per share are calculated on the weighted average number of shares after adjusting for the number of shares which are deemed to be issued for no consideration under the Senior Executive Share Incentive Schemes based on the average share price during the year. The convertible bonds are anti-dilutive and therefore are ignored in calculating diluted earnings per share.

	Ordinary shares in millions	
	2001	2000
Weighted average number of shares in issue	**851.5**	820.4
Adjustment for shares deemed to be issued for no consideration	**0.3**	2.0
Weighted average number of shares for diluted earnings per share	**851.8**	822.4

7 GOODWILL

	2001	2000
	US$m	US$m
Opening net book value	**24.5**	-
Acquisition of subsidiary (refer note 22b)	**-**	25.2
Amortisation (refer note 2)	**(1.2)**	(0.7)
Closing net book value	**23.3**	24.5
At 31st December		
Cost	**25.2**	25.2
Accumulated amortisation	**(1.9)**	(0.7)
Net book value	**23.3**	24.5

Amortisation of goodwill has been included in administration expenses.

8 TANGIBLE ASSETS

	Freehold land & buildings US$m	Leasehold buildings & improvements US$m	Plant & machinery US$m	Furniture & equipment US$m	Total US$m
2001					
Net book value at 1st January					
- as previously reported	-	1,012.6	18.5	41.0	1,072.1
- changes in accounting policy	210.4	(768.7)	-	-	(558.3)
- as restated	210.4	243.9	18.5	41.0	513.8
Translation differences	(6.9)	(2.3)	0.6	(0.7)	(9.3)
Additions	-	1.3	3.6	5.8	10.7
Disposals	-	(0.1)	-	(0.1)	(0.2)
Depreciation charge	-	(2.4)	(3.0)	(10.1)	(15.5)
Revaluation deficit	(1.4)	(6.4)	-	-	(7.8)
Net book value at 31st December	**202.1**	**234.0**	**19.7**	**35.9**	**491.7**
Cost or valuation	202.1	302.3	42.0	112.6	**659.0**
Accumulated depreciation	-	(68.3)	(22.3)	(76.7)	**(167.3)**
	202.1	**234.0**	**19.7**	**35.9**	**491.7**
2000					
Net book value at 1st January					
- as previously reported	-	839.1	9.4	42.8	891.3
- changes in accounting policy	176.2	(654.3)	-	-	(478.1)
- as restated	176.2	184.8	9.4	42.8	413.2
Translation differences	(14.3)	(15.2)	(0.4)	(2.7)	(32.6)
Acquisition of subsidiary	28.0	73.6	-	0.1	101.7
Additions	20.5	1.1	11.8	8.8	42.2
Disposals	-	-	-	-	-
Depreciation charge	-	(3.1)	(2.3)	(8.0)	(13.4)
Revaluation surplus	-	2.7	-	-	2.7
Net book value at 31st December	210.4	243.9	18.5	41.0	513.8
Cost or valuation	210.4	309.9	37.9	108.8	667.0
Accumulated depreciation	-	(66.0)	(19.4)	(67.8)	(153.2)
	210.4	243.9	18.5	41.0	513.8

Freehold land and buildings are shown separately in the current year. The comparative figures for 2000 have been restated, and the effect of this change has been to include US$210.4 million at 1st January 2001 under freehold land and buildings.

8 TANGIBLE ASSETS *continued*

	2001 US$m	2000 US$m
Land and buildings include a hotel property held under a finance lease as follows:		
Cost or valuation	**69.2**	70.2
Accumulated depreciation	**-**	-
Net book value	**69.2**	70.2
Analysis of additions and acquisition of subsidiary by geographical area		
Hong Kong and Macau	**6.2**	4.3
Southeast Asia	**1.7**	2.0
Europe	**2.0**	63.1
North America	**0.8**	74.5
	10.7	143.9
Analysis of additions and acquisition of subsidiary by activity		
Hotel ownership	**9.5**	141.2
Hotel management	**1.2**	2.7
	10.7	143.9
Analysis of depreciation by geographical area		
Hong Kong and Macau	**8.1**	8.8
Southeast Asia	**1.5**	1.8
Europe	**4.0**	2.2
North America	**1.9**	0.6
	15.5	13.4
Analysis of depreciation by activity		
Hotel ownership	**14.6**	12.8
Hotel management	**0.9**	0.6
	15.5	13.4

The Group's freehold properties and the building component of leasehold properties were revalued at 31st December 2001 by independent professionally qualified valuers on open market basis. As a result, deficits on individual properties below depreciated cost of US$1.8 million (2000: nil) have been charged to the consolidated profit and loss account, and a net deficit of US$6.0 million (2000: surplus of US$2.7 million) has been taken directly to capital reserves. The amount attributable to the Group, after minority interests, are US$1.8 million and US$5.2 million respectively.

If the freehold properties and the building component of leasehold properties had been included in the financial statements at cost, the carrying value would have been US$396.5 million (2000: US$403.7 million).

Certain of the hotel properties are pledged as security for bank loans as shown in note 13.

9 LEASEHOLD LAND PAYMENTS

	2001 US$m	2000 US$m
At 1st January		
-as previously reported	-	-
-changes in accounting policy	188.1	188.5
-as restated	188.1	188.5
Amortisation (refer note 2)	(0.4)	(0.4)
At 31st December	187.7	188.1

The above represent the up-front payments to acquire long-term interests in property owned by principal subsidiaries listed on page 35.

10 ASSOCIATES AND JOINT VENTURES

	2001	2000
Listed investment in The Oriental Hotel (Thailand) PCL	47.8	48.4
Unlisted investments in other associates	120.4	116.8
Group share of attributable net assets of associates	168.2	165.2
Joint ventures (see below)	54.0	40.1
	222.2	205.3
Market value of listed investment in The Oriental Hotel (Thailand) PCL	28.1	29.5

The Group's share of attributable net assets of unlisted associates at 31st December 2001 includes goodwill of US$2.8 million (2000: US$3.0 million), net of accumulated amortisation of US$0.3 million (2000: US$0.1 million)

The Directors are satisfied that there is no permanent diminution in the carrying value of the listed investment notwithstanding the lower stock market valuation at the year end.

The Directors are of the opinion that an independent valuation of Mandarin Oriental, Kuala Lumpur reflects a reversal of impairment in its value and a partial write-back of US$1.9 million of the impairment provision has been dealt with in the consolidated profit and loss account.

The land and buildings owned by associates and joint ventures were revalued at 31st December 2001 by independent professionally qualified valuers on an open market basis. The Group's share of the underlying net revaluation deficit of US$2.6 million has been dealt with in capital reserves (2000: surplus of US$14.5 million).

The Group's share of assets and liabilities and results of joint ventures is summarised below :

	2001	2000
Non-current assets	69.6	43.9
Current assets	2.9	3.0
Current liabilities	(3.2)	(3.5)
Non-current liabilities	(15.3)	(3.3)
	54.0	40.1
Revenue	11.5	10.9
Profit before tax	1.7	1.2
Profit after tax	1.7	1.2
Net profit	1.7	1.2
Capital commitments	96.5	83.6
Contingent liabilities	-	-

The capital commitment of US$96.5 million (2000: US$83.6 million) relates to the construction of Mandarin Oriental, New York, in which the Group has a 50% interest.

11 OTHER INVESTMENTS

In the year ended 31st December 2000, the Group did not recognise in its financial statements the change in fair value of other investments. On the adoption of IAS 39 at 1st January 2001, other investments were remeasured to fair value.

	2001 US$m	2000 US$m
12.6% interest in Turnberry Isle Resort & Club	**11.3**	11.3
Bonds - 4.17% due 24th September 2008	**8.7**	8.6
Others	**3.5**	2.1
	23.5	22.0

Movements for the year	**2001 US$m**
At 1st January	
-as previously reported	**20.8**
-reclassification from debtors and prepayments	**1.2**
	22.0
-effect of adopting IAS 39	**0.3**
-as restated	**22.3**
Translation differences	**(0.5)**
Additions	**1.5**
Changes in fair value	**0.2**
At 31st December	**23.5**

12 PENSION PLANS

The Group has a number of defined benefit pension plans, covering all the main territories in which it operates with the major plans relating to employees in Hong Kong and South East Asia. Most of the pension plans are final salary defined benefit plans and are funded. The assets of the funded plans are held independently of the Group's assets in separate trustee administered funds. The Group's major plans are valued by independent actuaries annually using the projected unit credit method.

The amounts recognised in the consolidated balance sheet are as follows :	**2001 US$m**	2000 US$m
Fair value of plan assets	**47.0**	52.0
Present value of funded obligations	**(33.0)**	(30.6)
Unrecognised actuarial gains	**(0.7)**	(9.0)
Unrecognised past service costs	**(0.3)**	-
Net pension assets	**13.0**	12.4
Analysis of net pension assets		
Pension assets	**13.8**	13.2
Pension liabilities	**(0.8)**	(0.8)
	13.0	12.4
Movements for the year		
At 1st January	**12.4**	11.7
Translation differences	**-**	(0.3)
Expense recognised in the consolidated profit and loss account	**(1.3)**	(0.1)
Contributions paid	**1.9**	1.1
At 31st December	**13.0**	12.4

12 PENSION PLANS *continued*

The expense recognised in the consolidated profit and loss account is as follows :

	2001 US$m	2000 US$m
Current service cost	3.1	3.6
Interest cost	2.3	2.4
Expected return on plan assets	(3.7)	(5.1)
Net actuarial gains recognised	(0.4)	(0.8)
	1.3	0.1
Actual losses on plan assets	(4.9)	(5.7)

The principal actuarial assumptions used for accounting purposes at 31st December are as follows :

	2001 %	2000 %
Discount rate applied to pension obligations	7.5	7.5
Expected return on plan assets	7.0	7.0
Future salary increases	6.0	6.0

13 BORROWINGS

	2001 Carrying amount US$m	2001 Fair value US$m	2000 Carrying amount US$m	2000 Fair value US$m
Current				
- Bank overdrafts	0.6	0.6	1.2	1.2
- Other bank advances	1.8	1.8	2.0	2.0
	2.4	2.4	3.2	3.2
Current portion of long-term borrowings				
- Bank loans	0.5	0.5	3.5	3.5
	2.9	2.9	6.7	6.7
Long-term borrowings				
- Bank loans	369.0	369.5	353.9	354.2
- Convertible bonds (note 13a)	71.4	77.4	70.2	78.1
- Finance lease (note 13b)	7.7	7.7	7.6	7.6
	448.1	454.6	431.7	439.9
	451.0	457.5	438.4	446.6

	2001 US$m	2000 US$m
Secured	357.3	354.0
Non-secured	93.7	84.4
	451.0	438.4
Due dates of repayment		
Within one year	2.9	6.7
Between one and two years	7.1	134.0
Between two and three years	8.5	26.5
Between three and four years	81.5	53.7
Between four and five years	159.3	119.0
Beyond five years	191.7	98.5
	451.0	438.4

13 BORROWINGS *continued*

	Fixed rate borrowings				
	Weighted average interest rates %	Weighted average period Years	US$m	Floating rate borrowings US$m	Total US$m
2001					
Deutschmark	5.8	6.7	12.5	-	**12.5**
Hong Kong Dollar	4.1	1.7	64.1	171.7	**235.8**
Swiss Franc	4.2	6.8	9.6	-	**9.6**
United Kingdom Sterling	5.3	-	-	100.1	**100.1**
United States Dollar	8.4	15.6	79.2	13.8	**93.0**
			165.4	285.6	**451.0**
2000					
Deutschmark	5.8	7.8	13.7	-	13.7
Hong Kong Dollar	7.2	2.7	64.1	167.1	231.2
Swiss Franc	4.2	7.8	10.0	-	10.0
United Kingdom Sterling	6.9	-	-	103.6	103.6
United States Dollar	9.4	16.6	77.8	2.1	79.9
			165.6	272.8	438.4

Borrowings of US$357.3 million (2000 : US$354.0 million) are secured against the fixed assets of certain subsidiaries. The book value of these fixed assets as at 31st December 2001 was US$570.7 million (2000: US$586.6 million).

The weighted average interest rates and period are stated after taking account of hedging transactions (refer note 23).

a) Convertible bonds

6.75% convertible bonds are due in 2005 and convertible up to and including 23rd February 2005 into fully paid ordinary shares of the Company at an initial conversion price of US$0.671 per ordinary share. The fair values of the liability component and equity conversion component are determined on issue of the bond. The fair value of the liability component, included in long-term borrowings, is calculated using a market interest rate for an equivalent non-convertible bond. The residual amount, representing the value of the equity conversion component, is included in shareholders' equity in revenue and other reserves (refer note 19). In subsequent periods, the liability component continues to be presented on the amortised cost basis, until extinguished on conversion or maturity of the bonds. The equity conversion component is determined on issue of the bonds and is not changed in subsequent periods.

13 BORROWINGS *continued*

a) Convertible bonds *continued*

The convertible bonds are recognised in the consolidated balance sheet as follows :

	2001 US$m	2000 US$m
At 1st January	70.2	-
Face value of convertible bonds issued	-	75.8
Issue costs	-	(1.9)
Net proceeds	70.2	73.9
Equity conversion component (refer note 19)	-	(4.6)
	70.2	69.3
Interest expense (refer note 4)	6.3	4.9
Interest paid	(5.1)	(4.0)
Liability component at 31st December	71.4	70.2

Interest on the bond is calculated on the effective yield basis by applying the coupon interest rate of 8.25% for an equivalent non-convertible bond to the liability component of the convertible bonds.

b) Finance lease

	2001 US$m	2000 US$m
Minimum lease payments		
Within one year	1.4	1.4
Between two and five years	5.7	5.7
Beyond five years	319.8	321.2
	326.9	328.3
Less: Future finance charges on finance lease	(319.2)	(320.7)
Present value of finance lease liabilities	7.7	7.6
The present value of finance lease liabilities may be analysed as follows :		
Within one year	-	-
Between two and five years	0.3	0.3
Beyond five years	7.4	7.3
	7.7	7.6

Lease liabilities are effectively secured as the rights to the leased asset revert to the lessor in the event of default.

14 DEFERRED TAX

	Accelerated tax depreciation US$m	Property revaluation US$m	Unremitted earnings in associates & joint ventures US$m	Other temporary differences US$m	Losses US$m	Total US$m
2001						
At 1st January						
-as previously reported	2.6	10.6	1.0	1.3	(2.0)	13.5
-changes in accounting policy	-	(2.7)	-	-	-	(2.7)
-as restated	2.6	7.9	1.0	1.3	(2.0)	10.8
Translation differences	-	(0.6)	-	-	(0.4)	(1.0)
Credited to consolidated profit and loss account	-	-	-	-	(0.5)	(0.5)
Charged to reserves	-	(2.0)	-	-	-	(2.0)
At 31st December	**2.6**	**5.3**	**1.0**	**1.3**	**(2.9)**	**7.3**
2000						
At 1st January						
-as previously reported	2.3	12.7	1.0	1.2	-	17.2
-changes in accounting policy	-	(2.7)	-	-	-	(2.7)
-as restated	2.3	10.0	1.0	1.2	-	14.5
Translation differences	-	(2.7)	-	-	-	(2.7)
Charged / (Credited) to						-
consolidated profit and						-
loss account	0.3	-	-	0.1	(2.0)	(1.6)
Charged to reserves	-	0.6	-	-	-	0.6
At 31st December	2.6	7.9	1.0	1.3	(2.0)	10.8

	2001 US$m	2000 US$m
Deferred tax assets	**(2.9)**	(2.0)
Deferred tax liabilities	**10.2**	12.8
	7.3	10.8

Deferred tax assets of US$18.9 million (2000: US$13.4 million) have not been recognised in relation to tax losses in subsidiaries as it is uncertain when these losses will be utilised.

	2001	2000
Expiry dates for deferred tax assets not recognised in relation to tax losses:		
Within one year	**0.2**	0.1
Between two and five years	**0.7**	0.7
Over five years	**5.6**	5.7
With no expiry dates	**12.4**	6.9
	18.9	13.4

Deferred tax liabilities have not been established for withholding taxes that would be payable on the unremitted earnings of certain subsidiaries as there is no current intention of remitting the retained earnings to the holding companies, such unremitted earnings totalled US$10.8 million as at 31st December 2001 (2000:US$10.8 million).

15 NET ASSETS

Analysis by geographical area

	2001 Segment assets US$m	**2001 Segment liabilities US$m**	2000 Segment assets US$m	2000 Segment liabilities US$m
Hong Kong and Macau	**373.5**	**(24.8)**	375.3	(24.9)
Southeast Asia	**39.5**	**(3.6)**	47.8	(4.3)
Europe	**228.9**	**(5.3)**	241.0	(9.6)
North America	**112.3**	**(11.4)**	116.9	(15.3)
	754.2	**(45.1)**	781.0	(54.1)
Segment assets/(liabilities)	**754.2**	**(45.1)**	781.0	(54.1)
Associates and joint ventures	**222.2**	**-**	205.3	-
Unallocated assets/(liabilities)	**105.6**	**(465.9)**	124.6	(457.4)
Total assets/(liabilities)	**1,082.0**	**(511.0)**	1,110.9	(511.5)

Associates and joint ventures include the Group's share of attributable net assets and unamortised goodwill on acquisition. Unallocated assets and liabilities comprise other investments, tax assets and liabilities, cash and cash equivalents and borrowings.

Analysis by activity
Substantially all of the net assets of the Group are employed in hotel ownership.

16 SHARE CAPITAL

	Ordinary shares in millions **2001**	Ordinary shares in millions 2000	**2001 US$m**	2000 US$m
Authorised				
Shares of US¢5 each	**1,500.0**	1,500.0	**75.0**	75.0
Issued and fully paid				
At 1st January	**885.5**	728.3	**44.3**	36.4
Repurchase of shares under share incentive schemes	**(5.7)**	-	**(0.3)**	-
Rights issue	**-**	145.7	**-**	7.3
Issued under share incentive schemes	**2.3**	11.5	**0.1**	0.6
At 31st December	**882.1**	885.5	**44.1**	44.3
Outstanding under share incentive schemes	**(30.6)**	(34.0)	**(1.5)**	(1.7)
At 31st December	**851.5**	851.5	**42.6**	42.6

145,660,854 shares were issued by the Group in March 2000 at US$0.51 each.

17 SHARE PREMIUM

	2001 US$m	2000 US$m
At 1st January	**112.5**	42.0
Repurchase of shares under share incentive schemes	**(4.5)**	-
Rights issue	-	67.0
Issue costs	-	(2.3)
Issued under share incentive schemes	**1.2**	5.8
At 31st December	**109.2**	112.5
Outstanding under share incentive schemes	**(20.5)**	(23.8)
At 31st December	**88.7**	88.7

18 SENIOR EXECUTIVE SHARE INCENTIVE SCHEMES

The Senior Executive Share Incentive Schemes were set up in order to provide selected executives with options to purchase ordinary shares in the Company. Under the Schemes, ordinary shares are issued to the Trustee of the Schemes, Mandarin Oriental Trustees Limited, a wholly-owned subsidiary which holds the ordinary shares until the options are exercised. Ordinary shares are issued at prices based on the average closing price for the five trading days immediately preceding the date of grant of the options. The options are exercisable for up to 10 years following the date of grant.

As the shares issued under the Schemes are held on trust by a wholly-owned subsidiary, for presentation purposes they are netted off the Company's share capital in the consolidated balance sheet (refer note 16), and the premium attached to them is netted off the share premium account (refer note 17).

Movements for the year

	Ordinary shares in millions			
	2001	2000	**2001 US$m**	2000 US$m
At 1st January	**34.0**	22.5	**25.5**	19.1
Granted	**2.3**	11.5	**1.3**	6.4
Repurchase of shares	**(5.7)**	-	**(4.8)**	-
At 31st December	**30.6**	34.0	**22.0**	25.5

Outstanding at 31st December

	Exercise price	Ordinary shares in millions	
Expiry date	US$	2001	2000
2002	0.9	0.2	0.2
2003	1.1	0.3	0.3
2004	1.3-1.4	0.5	0.5
2005	1.2	0.8	0.9
2006	1.4	1.0	1.2
2007	1.2	0.3	0.7
2008	0.5-0.8	6.6	7.0
2009	0.6-0.8	4.3	4.9
2010	0.5-0.7	9.2	10.3
2011	0.6	2.2	-
Lapsed options		5.2	8.0
		30.6	34.0

19 REVENUE AND OTHER RESERVES

	Revenue reserves US$m	Capital reserves US$m	Hedging reserves US$m	Exchange reserves US$m	Total US$m
2001					
At 1st January 2001					
-as previously reported	205.6	772.9	-	(128.0)	850.5
-changes in accounting policy	(0.7)	(390.3)	-	1.5	(389.5)
	204.9	382.6	-	(126.5)	461.0
-effect of adopting IAS 39	0.3	-	(2.6)	-	(2.3)
-as restated	205.2	382.6	(2.6)	(126.5)	458.7
Property revaluation					
- net revaluation deficit	-	(7.8)	-	-	(7.8)
- deferred tax	-	1.7	-	-	1.7
Net exchange translation differences					
- amounts arising in year	-	-	-	(8.9)	(8.9)
Fair value gains on financial assets	0.2	-	-	-	0.2
Cash flow hedges - fair value losses	-	-	(2.0)	-	(2.0)
Profit after tax and minority interests	3.6	-	-	-	3.6
Dividends (refer note 21)	(11.5)	-	-	-	(11.5)
At 31st December 2001	**197.5**	**376.5**	**(4.6)**	**(135.4)**	**434.0**
Of which :					
- Company	**56.5**	-	-	-	**56.5**
- Associates and joint ventures	**(11.4)**	**96.1**	-	**(85.9)**	**(1.2)**
2000					
At 1st January 2000					
-as previously reported	197.8	669.9	-	(100.3)	767.4
-changes in accounting policy	4.0	(304.6)	-	1.5	(299.1)
-as restated	201.8	365.3	-	(98.8)	468.3
Property revaluation					
- net revaluation surplus	-	15.5	-	-	15.5
- deferred tax	-	(2.8)	-	-	(2.8)
Net exchange translation differences					
- amounts arising in year	-	-	-	(27.7)	(27.7)
Profit after tax and minority interests	13.4	-	-	-	13.4
Dividends (refer note 21)	(10.3)	-	-	-	(10.3)
Convertible bonds issue					
- equity component	-	4.6	-	-	4.6
At 31st December 2000	204.9	382.6	-	(126.5)	461.0
Of which :					
- Company	52.0	-	-	-	52.0
- Associates and joint ventures	(12.7)	98.8	-	(81.6)	4.5

Capital reserves include property revaluation reserves of US$118.0 million net of attributable deferred tax of US$22.6 million (2000: US$124.0 million net of attributable deferred tax of US$24.3 million).

The property revaluation deficit for the year comprises US$5.2 million (2000: surplus of US$1.1 million) in respect of subsidiaries (refer note 8) and US$ 2.6 million (2000: surplus of US$14.5 million) in respect of associates and joint ventures (refer note 10).

20 MINORITY INTERESTS

	2001 US$m	2000 US$m
At 1st January		
-as previously reported	**9.0**	8.9
-changes in accounting policy	**(1.9)**	(1.9)
-as restated	**7.1**	7.0
Net exchange translation differences	**(0.6)**	(2.2)
Acquisition of subsidiary	**-**	1.2
Capital contribution	**0.1**	-
Attributable profits/(losses) less dividends	**(0.3)**	-
Property revaluation	**(0.8)**	1.6
Deferred tax on revaluation	**0.2**	(0.5)
At 31st December	**5.7**	7.1

21 DIVIDENDS

	2001 US$m	2000 US$m
Final dividend in respect of 2000 of US¢0.85 per share (1999:US¢0.85 per share)	**7.2**	6.0
Interim dividend in respect of 2001 of US¢0.50 per share (2000:US¢0.50 per share)	**4.3**	4.3
	11.5	10.3

No final dividend in respect of 2001 (2000: US¢0.85 per share amounting to US$7.2 million) is proposed.

22 NOTES TO CONSOLIDATED CASH FLOW STATEMENT

a) (Increase)/Decrease in working capital

	2001 US$m	2000 US$m
Decrease in stocks	**-**	0.4
Decrease/ (Increase) in debtors and prepayments	**6.5**	(2.1)
(Decrease)/Increase in creditors and accruals	**(8.2)**	5.1
	(1.7)	3.4

b) Acquisition

On 19th May 2000, the Group acquired 100% of the share capital of The Rafael Group Limited, a hotel investment and management company incorporated in the British Virgin Islands. The consideration of US$146.9 million including acquisition costs and net of cash and cash equivalents of US$12.3 million was settled in cash. The fair value of the net identifiable assets of the company at the date of acquisition was US$121.7 million. The resulting goodwill of US$25.2 million is being amortised on a straight-line basis over 20 years.

c) Increase in investments in and loans to associates and joint ventures includes the Group's investment in Mandarin Oriental, Miami, Mandarin Oriental, New York and Mandarin Oriental, Kuala Lumpur.

d) Analysis of cash and cash equivalents

	2001 US$m	2000 US$m
Cash at bank	**79.2**	100.6
Bank overdrafts	**(0.6)**	(1.2)
	78.6	99.4

The weighted average effective interest rate on short-term bank deposits included in cash at bank was 1.5% (2000: 6.2%).

23 FINANCIAL INSTRUMENTS

The Group manages its exposure to financial risks using a variety of techniques and instruments. Entering into speculative transactions is specifically prohibited.

Foreign exchange risk
Material foreign currency transaction exposures are covered by forward contracts and options.

Interest rate risk
The Group is exposed to interest rate risk through the impact of rate changes on interest bearing liabilities and assets. These exposures are managed partly by using natural hedges that arise from offsetting interest rate sensitive assets and liabilities, and partly through the use of derivative financial instruments such as interest rate swaps and caps.

Funding risk
The Group's ability to fund its existing and prospective debt requirements is managed by maintaining adequate cash or adequate committed funding lines from high quality lenders.

Counterparty risk
The Group's ownership of financial assets involves the risk that counterparties may be unable to meet the terms of their agreements. The Group manages these risks by monitoring credit ratings and limiting the aggregate risk to any individual counterparty.

Fair values
The fair value of listed investments is based on market prices. Unlisted investments have been valued by reference to the market prices of the underlying investments, discounted for their lower liquidity or by reference to the current market value of similar investments or by reference to the discounted cash flows of the underlying net assets.

The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows.

The fair value of debtors, bank balances, creditors and accruals and current borrowings are assumed to approximate their carrying amount due to short-term maturities of these assets and liabilities. An estimate is made for doubtful debts based on review of all outstanding amounts at the year end. Bad debts are written off during the year in which they are identified.

The fair values of long-term borrowings are estimated using the expected future payments discounted at market interest rates.

In the year ended 31st December 2000, the Group did not recognise in its financial statements the change in fair value of derivative financial instruments. On the adoption of IAS 39 at 1st January 2001, certain derivatives were designated as cash flow hedges and remeasured to their fair values.

The fair value of derivative financial instruments at 31st December is as follows:	**2001 Negative fair value US$m**
Interest rate swaps - designated for cash flow hedges	
At 1 Jan - as previously reported	-
Effect of adopting IAS 39	2.6
As restated	2.6
Changes in fair value in the year	2.0
	4.6

The notional principal amounts of the outstanding interest rate swap contracts at 31st December 2001 were US$64.1 million (2000: US$64.1 million with negative fair value of US$2.6 million).

23 FINANCIAL INSTRUMENTS *continued*

	2001 US$m	2000 US$m
The due dates of interest rate swaps at 31st December were as follows:		
- Between two and five years	**64.1**	64.1

At 31st December 2001, the fixed interest rate relating to interest rate swaps was 7.3% (2000: 4.2% to 7.3%).

24 COMMITMENTS

	2001 US$m	2000 US$m
Capital commitments:		
Authorised not contracted	**25.9**	2.3
Contracted not provided	**0.8**	3.6
	26.7	5.9
Operating lease commitments:		
The future aggregate minimum lease payments under non-cancellable operating leases as follows:		
Within one year	**2.1**	2.2
Between two and five years	**8.6**	8.6
Over five years	**460.3**	462.5
	471.0	473.3

25 CONTINGENT LIABILITY

The 251 room Mandarin Oriental, New York is currently under construction as part of the development of the new AOL-Time Warner Center located at the southwest corner of Central Park in Manhattan. The overall development project is currently being financed by a construction loan in respect of which the Group has provided a guarantee of US$64.5 million (2000: Nil)

26 RELATED PARTY TRANSACTIONS

The parent company of the Group is Jardine Strategic Holdings Limited and the ultimate holding company of the Group is Jardine Matheson Holdings Limited. Both companies are incorporated in Bermuda.

In the normal course of business the Group undertakes on an arms' length basis a variety of transactions with its associates and with Jardine Matheson Holdings Limited and its subsidiaries and associates. In addition, the Group paid a management fee of US$ 0.1million (2000: US$0.1 million) to Jardine Matheson Limited, being a fee of 0.5% of the Group's net profit after tax and minority interests in consideration for certain management consultancy services provided by Jardine Matheson Limited.

During 2001, the Group managed eight associate and joint venture hotels and received management fees based on long-term management agreements on normal commercial terms. Receivables from associates and joint ventures at 31st December 2001 were US$2.2 million (2000: US$2.6 million).

27 SUMMARISED BALANCE SHEET OF THE COMPANY

Included below is certain summarised balance sheet information of the Company disclosed in accordance with Bermuda Law :

	2001 **US$m**	2000 US$m
Subsidiaries at cost	**283.3**	281.1
Net current liabilities	**(2.1)**	(2.1)
Long-term borrowings	**(71.4)**	(70.2)
Net operating assets	**209.8**	208.8
Share capital (refer note 16)	**44.1**	44.3
Share premium (refer note 17)	**109.2**	112.5
Revenue and other reserves (refer note 19)	**56.5**	52.0
Shareholders' funds	**209.8**	208.8

PRINCIPAL SUBSIDIARIES, ASSOCIATES, JOINT VENTURES AND MANAGED HOTELS
As at 31st December 2001

Principal country	Company Name	Main activities	Attributable interest % (note 4)	Issued share capital	Hotel profile
SUBSIDIARIES					
Hong Kong	Mandarin Oriental Hotel Group International Limited	Management	100	US$12,000	-
Hong Kong	Mandarin Oriental Hotel Group Limited	Management	100	HK$60,000,000	-
Hong Kong	Mandarin Oriental, Hong Kong Limited	Owner : Mandarin Oriental, Hong Kong	100	HK$33,000,000	541 rooms. Lease expiry 2895
	Excelsior Hotel (BVI) Limited	Owner: The Excelsior, Hong Kong	100	US$100	887 rooms. Lease expiry 2842
United Kingdom	Mandarin Oriental Hyde Park Limited	Owner : Mandarin Oriental Hyde Park, London	100	GBP 4,493,484 GBP 1,578,791 *(note 1)*	200 rooms. Freehold
Germany	Dinavest International Holdings B.V.	Owner: Mandarin Oriental, Munich	100	DM 100,000	73 rooms. Freehold
United States	Mark Hotel Investors, L.P.	Owner: The Mark, New York	96.5	-	177 rooms. Lease expiry 2131
Philippines	Manila Mandarin Hotel Incorporated	Owner : Mandarin Oriental, Manila	96.2	Peso 288,918,400	448 rooms. Lease expiry 2026
Indonesia	P.T. Jaya Mandarin Agung	Owner : Mandarin Oriental, Jakarta	60.5	Rup 8,196,250,000	419 rooms. Lease expiry 2023 *(note 2)*
ASSOCIATES					
Singapore	Marina Bay Hotel Private Limited	Owner : The Oriental, Singapore	50	S$141,500,000	524 rooms. Lease expiry 2079
Thailand	The Oriental Hotel (Thailand) PCL	Owner : The Oriental, Bangkok	44.9	Baht 160,000,000	393 rooms. Various freehold/leasehold
Switzerland	Sociètè Immobilère de Mandarin Oriental Hôtel du Rhône SA	Owner: Mandarin Oriental Hotel du Rhone, Geneva	42.6	CHF 6,800,000	192 rooms. Lease expiry 2040
	Sociètè pour l'Exploitation de Mandarin Oriental Hôtel du Rhône SA		50	CHF10,800,000	-
United States	Kahala Hotel Associates Limited Partnership	Owner : Kahala Mandarin Oriental, Hawaii	40	-	371 rooms. Lease expiry 2043
Malaysia	Asas Klasik Sdn Bhd	Owner : Mandarin Oriental, Kuala Lumpur	25	RM 130,000,000	643 rooms. Freehold
Indonesia	P.T. Sekman Wisata	Owner : Hotel Majapahit, Surabaya	25	Rup 28,252,000,000	150 rooms. Lease expiry 2008
United States	Swire Brickell Key Hotel Limited	Owner: Mandarin Oriental, Miami	25	-	329 rooms. Freehold
Thailand	Chaophaya Development Corporation Limited	Owner : River City Shopping Complex	49	Baht 120,000,000	-
JOINT VENTURES					
Macau	Excelsior Hoteis E Investimentos Limitada	Owner : Mandarin Oriental, Macau	50	Ptc 20,000,000	435 rooms. Lease expiry 2032 *(note 3)*
United States	Columbus Centre Hotel LLC	Development of Mandarin Oriental, New York	50		To be completed in late 2003
MANAGED HOTELS					
United States		Turnberry Isle Resort & Club, Florida	12.6	-	392 rooms
United States		Mandarin Oriental, San Francisco	-	-	158 rooms
Bermuda		Elbow Beach, Bermuda	-	-	244 rooms

Note
1. Preference shares
2 Including a renewal option of 20 years exercisable in 2003
3 Including a renewal option of 25 years exercisable in 2007
4 Attributable interests are the same as at 31st December 2000